Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549

20 May, 2008

Dear Mr Rosenberg

Re:	AstraZeneca plc
Form 20-F for the Fiscal Year Ended December 31, 2007
Filed March 12, 2008
File No. 001-11960

Further to your letter of 1 May 2008, please find attached our responses to the questions you have raised with respect to our Form 20-F for the fiscal year ended 31 December 2007.  In making these responses, we acknowledge that:

▪	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

▪	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

▪	the company may not assert staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

We trust these responses provide you with the information you need, but should you need further clarification please do not hesitate to contact me on +44 20 7304 5059.

Yours sincerely,

/s/ Paul Kenyon

Paul Kenyon
Group Financial Controller

9. Goodwill - page 132

1. Please explain to us with specific references to the literature upon which you relied your basis for concluding that the Group was one single cash generating unit for the purpose of analysing goodwill for impairment. Specifically address the determination of one cash generating unit with the recent acquisition of MedImmune and what consideration was given to whether lower levels of cash generating units exist.

The literature relied upon for determining the level at which we test goodwill for impairment was IAS 36 Impairment of Assets:

For the purpose of impairment testing, goodwill acquired in a business combination shall, from the acquisition date, be allocated to each of the acquirer’s cash-generating units, or groups of cash-generating units, that is expected to benefit from the synergies of the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those units or groups of units. Each unit or group of units to which the goodwill is so allocated shall:

(a) represent the lowest level within the entity at which the goodwill is monitored for internal management purposes; and

(b) should not be larger than a segment based on either the entity’s primary or the entity’s secondary reporting format determined in accordance with IAS 14 Segment Reporting.1 [IAS 36.80]

As described in our response to comment 7 in your letter dated 21 September 2006 (to which we refer you) we explained that:

We believe that for the purposes of testing goodwill for impairment we are a single grouping of cash generating units as defined by paragraphs 6 and 80 of IAS 36. In carrying out our primary annual impairment test of goodwill we therefore allocate goodwill to the business as a whole and not to individual cash-generating units.

This position was reiterated in Note 9 of our financial statements for the year ended 31 December 2007, and is based on the clear link between segments and cash generating units:

▪	The Group’s activities are in one business segment - pharmaceuticals - and there are no other significant classes of business either singularly or in aggregate.

▪
Our pharmaceuticals business is managed internationally as a series of global functions that are vertically integrated, by which we mean that in-licensing, research & development and manufacturing are essential upstream activities without which there could be no sales & marketing.

▪
The business is managed as a single profit centre by the Chief Executive Officer and his Senior Executive Team (SET) with all management reporting being presented by global function. Hence, the only integrated profit and loss account is at group level.

▪
Although for convenience and focus our executives are responsible for particular activities (e.g., research & development, global supply chain, country sales & marketing, etc.), all major decisions are taken through cross-functional committees recognising the integrated nature of the business. In particular, the capital expenditure, business development and research & development functions are managed and operated on a global basis and are not dedicated to individual marketing areas.

Upon the acquisition of MedImmune, the considerations leading to the group being a single cash generating unit for the purposes of testing goodwill for impairment were revisited and it was concluded that the position remained unchanged:

▪	The Group’s activities continue to be in one business segment - pharmaceuticals - and there remain no other significant classes of business either singularly or in aggregate.

▪	Our pharmaceuticals business continues to be managed internationally as a series of global functions that are vertically integrated, as before.

▪	The business continues to be managed as a single profit centre by the Chief Executive Officer and his Senior Executive Team (SET) with all

1This provision does not require an entity to use the lower of the primary or secondary segments. It is intended to allow entities to use secondary segments if they are larger than primary segments. [IAS 36.BC 143 and 144]

management reporting being presented by global function. It remains the case that the only integrated profit and loss account is at group level.

▪
All major decisions continue to be taken through cross-functional committees recognising the integrated nature of the business. In particular, the capital expenditure, business development and research & development functions continue to be managed and operated on a global basis and are not dedicated to individual marketing areas.

We refer you to the description of our Business Organisation provided on page 17 and our description of R&D Governance and Portfolio Management on page 27 of our Annual Report and Form 20-F Information 2007 which demonstrate how the business operates following the acquisition and integration of MedImmune.

As part of the revalidation exercise following the acquisition of MedImmune, particular attention was paid to the provision in IAS 36 that requires goodwill to be allocated to “the cash generating units that represent the lowest levels at which goodwill is monitored for internal management purposes” [IAS 36.80(a)]. In addressing this requirement consideration was given to the following:

▪	No member of the AstraZeneca Board has sole responsibility for MedImmune; each executive director has group-wide responsibility.

▪
The structure of the Senior Executive Team (SET). The SET consists of representatives from all the major areas of the Group including the biologics function, which in turn consists of MedImmune integrated with the Group’s existing biologics programmes.

▪
The financial information reviewed by the Board is on a group-wide basis. Sales are allocated to therapeutic areas. MedImmune products have been subsumed into existing AstraZeneca therapy areas for reporting purposes (as disclosed in Note 7 of our financial statements for the year ended 31 December 2007).  Costs are presented by function with R&D costs being monitored and controlled as a whole with no distinction between biologics and small molecule activities.

▪
Resources are allocated by the Board on a group-wide basis according to need: in particular the capital expenditure, in-licensing and research & development resources are allocated between small molecule and biologics activities on merit based on overall therapeutic considerations and strategy under the aegis of the Group’s Research & Development Executive Committee.

We therefore consider that AstraZeneca should still be regarded as a single cash generating unit for the purposes of impairment testing of goodwill.

10. Intangible Assets, page 133

2. In order to better understand the nature of the intangible assets acquired as part of the MedImmune acquisition, please revise to disclose a break down of this amount by product or therapeutic category.

The disclosure requirements for intangible assets acquired in a business combination come from two sources:  IAS 38 paragraphs 118-128 and IFRS 3 paragraphs 66-77.

We consider that the disclosure provided in notes 10 and 24 to our financial statements meet the objectives and detailed disclosure requirements set out in those standards.  In particular:

•
In note 10 we analyse the intangible assets acquired as part of the MedImmune acquisition between those that relate to products that are under development and so are not yet subject to amortisation, products that are currently marketed and out-licensed products.  In each case we give the related amortisation periods

•
In note 10 we provide the other disclosures required by paragraph 118 of IAS 38 allocating intangibles between three classes: Product, marketing and distribution rights; software development costs; and Other intangibles.  We consider this allocation meets the requirements of paragraph 119 of IAS 38

•	In note 24 we indicate the original book value of intangible assets and their fair values at the date of acquisition.

Further more in our Financial Review on page 83 of our Annual Report and Form 20-F Information 2007 we provide the following description in relation to the intangible assets acquired:

“… intangible assets of $8.1 billion (including assets in respect of the Synagis and motavizumab RSV franchise, FluMist, Ethyol and products in development)…”

We consider that the combined disclosure provides users with sufficient information to assess the nature of the intangible assets acquired as well as the financial effect of the MedImmune acquisition and that an analysis of the amount of the intangible assets acquired by therapeutic area would not aid understanding.

However, in order to provide the full disclosure in the financial statements we propose adding the following to the description of the acquisition of MedImmune in our 2008 financial statements:

“The intangible assets acquired included (a) product, marketing and distribution rights relating to currently marketed products or franchises (principally in respect of the Synagis and motavizumab RSV franchise, FluMist and Ethyol); (b) product, marketing and distribution rights relating to products in development (principally motavizumab); and (c) rights relating to out-licensed products (principally the HPV cervical cancer vaccine).  The carrying values of these assets are summarised in note 10.”